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                             July 20, 2023

       Philipp Stratmann
       Chief Executive Officer
       Ocean Power Technologies, Inc.
       28 Engelhard Drive, Suite B
       Monroe Township, New Jersey 08831

                                                        Re: Ocean Power
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on June 30,
2023
                                                            File No. 333-273044

       Dear Philipp Stratmann:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3 filed on June 30, 2023

       Selling Stockholders, page 11

   1. We note the "Number of Shares Which May be Sold in This Offering" column of your selling stockholders
beneficial ownership table includes more shares than the amounts owned prior to the
offering by certain stockholders. For example, you disclose in the
                                                        "Common Stock
Beneficially Owned Prior to Offering" column of your table that Mark
                                                        Gundersen and Attilio
Angelini each beneficially own 745,951 and 30,000 shares,
                                                        respectively, while you
disclose in the "Number of Shares Which May be Sold in This
                                                        Offering" column that
they may each sell 911,535 and 35,117 shares, respectively. In addition, your
disclosure in this table indicates that John M. Boylston, Trustee of The
                                                        Deborah A. Coleman
Trust, dated April 26, 2006 and other selling stockholders may sell shares even though no
shares are owned by such selling stockholders prior to the offering.
 Philipp Stratmann
Ocean Power Technologies, Inc.
July 20, 2023
Page 2
      Lastly, we note disclosure in this table reflects that the number of shares beneficially owned by selling stockholders prior to the offering is the same as the number of shares owned after the offering, even though the post-offering amount assumes the selling stockholders will sell all of the common stock offered by them. Please revise these disclosures to resolve these discrepancies or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Claudia Rios, Staff Attorney, at (202) 551-8770 or Irene Barberena-
Meissner, Staff Attorney, at (202) 551-6548 with any questions.



                                                            Sincerely,
FirstName LastNamePhilipp Stratmann
                                                            Division of
Corporation Finance
Comapany NameOcean Power Technologies, Inc.
                                                            Office of Energy &
Transportation
July 20, 2023 Page 2
cc:       Kevin J. Poli, Esq.
FirstName LastName